UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   August 29, 2005                    /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.amera resources.com E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frnakfurt Stock Exchange: OAY

--------------------------------------------------------------------------------

EWS RELEASE                                                      AUGUST 29, 2005

                               2ND QUARTER RESULTS

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to provide the interim financial results of the Company for the period ended June 30, 2005:

                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                             JUNE 30,                        JUNE 30,
                                   ----------------------------    ----------------------------
                                       2005            2004            2005            2004
                                         $               $               $               $

EXPENSES

Accounting and audit                     11,929           8,741          16,385          11,863
Advertising                                   -           8,946           3,091          20,372
Bank charges                              2,913           1,076           5,435           1,921
Corporate development                    29,454          35,805          60,479          54,253
Foreign exchange                         (1,024)         (3,244)          4,755          (1,091)
General exploration                      35,848          29,452          49,319          29,452
Investor relations                        1,250           7,500           1,250          30,000
Legal                                    18,614           1,304          37,744           9,750
Management fees                          18,375          18,375          36,750          35,651
Office and sundry                         9,824           5,605          19,437           6,738
Printing                                  4,255           3,067          10,348          15,814
Professional fees                         1,665          14,730           6,377          50,680
Regulatory fees                           2,839           7,232          11,696           9,286
Rent                                      9,999          10,809          18,402          18,309
Salaries                                 41,616          18,216          84,072          32,031
Shareholder costs                         2,071           3,392           2,071           6,887
Stock-based compensation                      -         131,805          52,500         131,805
Telephone                                 4,026           3,139           7,220           3,139
Transfer agent fees                       4,528           6,408           5,739          11,760
Travel                                   10,987          18,889          14,066          24,596
Interest income                          (6,293)         (1,939)        (12,157)         (3,986)
                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                    (202,906)       (329,308)       (434,979)       (499,230)

DEFICIT - BEGINNING OF PERIOD        (1,539,619)       (603,136)     (1,307,546)       (433,214)
                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD              (1,742,525)       (932,444)     (1,742,525)       (932,444)
                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE         $(0.01)         $(0.02)         $(0.03)         $(0.04)
                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING        16,187,622      13,594,326      15,339,949      11,759,592
                                   ============    ============    ============    ============

RESULTS OF OPERATIONS

For the six months ended June 30, 2005, the Company reported a net loss of $434,979 ($0.03 per share), a decrease in loss of $64,251 from the $499,230 loss ($0.04 per share) for the six months ended June 30, 2004.

News Release                                                     August 29, 2005
Amera Resources Corporation                                               Page 2
--------------------------------------------------------------------------------

A total of $434,979 of general and administrative costs were incurred for the six months ended June 30, 2005 compared to $499,230 for the six months ended June 30, 2004. Significant expenditures were incurred in 2005 in the following categories:

     - Corporate development of $60,479, compared to $54,253 in 2004, is comprised of costs related to investor conferences and general corporate information.
     - General exploration costs of $49,319 were incurred in the 2005 period ($29,452 in 2004) as the Company expanded its generative exploration activities in Peru and in the US.
     - Management fees of $36,750 were paid to the President of the Company pursuant to an employment agreement compared to $35,651 in the 2004 period.
     - Legal fees of $37,744 were incurred in the 2005 period compared to $9,750 in 2004. The increase is due to costs related to the preparation and filing of the Company's Form 20-F registration statement and increased corporate legal costs for its activities.
     - Professional fees of $6,377 have incurred in the 2005 period, compared to $50,680 in 2004. In 2004 period professional fees included a $25,000 relocation allowance paid to the Company's Vice-President, Exploration. Higher costs in 2004 were mainly due to the fees for professional services paid to consultants to assist the Company with corporate development and strategy matters.
     - Office expenses were $19,437 in 2005 compared to $6,738 in 2004 as a result of the increase in activity in 2005.
     - Salaries of $84,072 represent the allocation of fees paid to the Grosso Group in 2005, compared to $32,031 in 2004 that were paid to IMA. A total of $120,474 (plus deposit of $30,000) was paid to the Grosso Group in the 2005 period compared to $50,340, which was paid to IMA for rent and administrative services in 2004.
     - The Company did not have any outside investor relations costs in the current period. In 2004 a monthly fee of $7,500 was paid to Raven Capital for market awareness and investor relations for January to April for a total of $30,000. The arrangement with Raven Capital was terminated in April 2004.
     - Stock-based compensation of $52,500 is the estimated fair value of stock options granted to employees, directors and consultants in 2005 compared to 131,805 estimated cost of the stock options granted in the 2004 period.

During the six months ended June 30, 2005 the Company incurred $717,666 of exploration expenditures on the Mogote Property, $153,172 on the Esperanza property, $37,184 on Walker Lane property and $67,664 on other properties.

During the six months ended June 30, 2005, the Company completed a private placement of common shares to raise gross proceeds of $907,500. The Company also received a further $207,700 from the exercises of warrants.

Subsequent to June 30, 2005 the Company issued 18,073 shares for warrants exercised for the total proceeds of $10,844.

The Company announced a $1,750,000 private placement on July 19, 2005 consisting of 2,500,000 units at $0.70 per unit. Each unit will consist of one common share and one common share purchase warrant. As of August 26, 2005, this financing has not closed.


LIQUIDITY AND CAPITAL RESOURCES

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities. At June 30, 2005, the Company had total assets of $4,361,697 and working capital of $1,465,284. The Company's cash position at June 30, 2005 was $1,315,073 a decrease of $1,087,161 from June 30, 2004. The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company intends to seek further financings. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims.

News Release                                                     August 29, 2005
Amera Resources Corporation                                               Page 3
--------------------------------------------------------------------------------


The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Additionally, the Company will not be proceeding with the $1,750,000 private placement financing announced on July 19, 2005.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
INFO@AMERARESOURCES.COM, or visit the Company's web site at HTTP://WWW.AMERARESOURCES.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2005 NUMBER 17